Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED
PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

This certificate is being provided in connection with the Annual Report on Form 40-F of Ero Copper Corp.
(the “Company”) for the financial year ended December 31, 2022 (the “Report”), filed with the Securities and Exchange Commission on the date hereof.
I, David Strang, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.    the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David Strang
David Strang
Chief Executive Officer
(Principal Executive Officer)

Dated: March 7, 2023